                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                             --------------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                            (Amendment No.          )*
                                          ---------

                                IDT Corporation
           --------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $.01 par value
           --------------------------------------------------------
                          (Title of Class of Securities)

                                   448947101
           --------------------------------------------------------
                                 (CUSIP Number)

                         David L. Turock
                         InterExchange, Inc.
                         225 Old New Brunswick Road, Suite 300
                         Piscataway, New Jersey 08854
                         Tel. (732) 435-3804
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 May 6, 1998
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

       NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                        (Continued on following pages)

                              (Page 1 of    Pages)
------------------
   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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CUSIP No.                             13D                 Page     of     Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     DAVID L. TUROCK
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
                                   00
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
                                    U.S.
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power               312,500
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting       1,567,856*
                                    Power        *See Item 5(b) below.
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power             1,880,356
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                     0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     1,880,356
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares* / /

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     8.4%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!


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                                  SCHEDULE 13D

Item 1.

         The title of the class of equity securities to which this statement relates is the Common Stock, $.01 par value, of IDT Corporation, having its principal office located at 190 Main Street, Hackensack, New Jersey 07601 ("IDT").

Item 2.

          (a)  The name of the person filing this statement is David L. Turock.

          (b) His business address is: InterExchange, Inc., 225 Old New Brunswick Road, Suite 300, Piscataway, New Jersey 08854.

          (c) Mr. Turock serves as a Director of Technology of InterExchange, Inc. ("IX"), 225 Old New Brunswick Road, Suite 300, Piscataway, New Jersey 08854, which is a wholly-owned subsidiary of IDT. Mr. Turock also serves as Director of Technology for IDT.

          (d) Mr. Turock has not, during the last five (5) years, been convicted in a criminal proceeding.

          (e) Mr. Turock has not, during the last five (5) years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as the result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or found in any violation with respect to such laws.

          (f)  Mr. Turock is a citizen of the United States.

Item 3.

         The consideration used in acquiring the securities of IDT was the shares of IX Common Stock owned by Mr. Turock, which were exchanged for shares of IDT's Common Stock in connection with the merger of IX and ADM Corp., a wholly-owned subsidiary of IDT, pursuant to which ADM Corp. was merged with and into IX and IX became a wholly-owned subsidiary of IDT. In addition, of the shares of IDT common stock beneficially owned by Mr. Turock, 312,500 shares were acquired as part of the consideration received in exchange for the stock of Rock Enterprises, Inc. owned by Mr. Turock and transferred to IDT pursuant to an agreement dated September 8, 1997.

Item 4.

         The purpose of the transaction was to enable Mr. Turock to liquidate his investment in IX, a privately held company, and receive in exchange therefor shares of IDT's Common Stock having certain registration rights. Mr. Turock has no present plans or proposals which relate to

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or would result in any of the matters set forth in subsections (a) through (j)
of the instructions to Item 4 of Schedule 13D.

Item 5.

          (a) The number of IDT shares held by Mr. Turock is 1,880,356 shares, equaling 8.4 percent of the outstanding shares of the Common Stock of the Issuer.

          (b) Pursuant to a Power of Attorney executed by Mr. Turock, sole power to vote 1,567,856 shares of the stock has been granted to Howard Jonas, President of IDT.

               Mr. Jonas' power of attorney expires with respect to 1,344,726 of the shares as are released, from time to time, from the lock-up provisions of the Agreement and Plan of Merger dated April 7, 1998, pursuant to which the shares of IDT Common Stock were issued. The Merger Agreement provides that 20% of the total shall be released from the lock-up on each of the following dates: six months after closing; 18 months after closing; 30 months after closing; 42 months after closing and 54 months after closing.

               In addition, 223,130 shares are held in a separate escrow to indemnify IDT in the event of a breach of certain representations and warranties in the Merger Agreement. Mr. Jonas' power of attorney expires as to one half of the escrowed shares when they are released from escrow three (3) years after closing and as to the other half when they are released 54 months after closing.

          (c) Except for the shares of IDT Common Stock received in connection with the merger, Mr. Turock did not have any transactions in IDT Common Stock within the past sixty (60) days.

Item 6.

         Other than the Power of Attorney granted to Howard Jonas, as more particularly described in Item 5(b), there are no contracts, arrangements, understandings or relationships between Mr. Turock and any other person in respect to the items set forth in the instructions to Item 6 of Schedule 13D.

Item 7.

         See Exhibit 7(a) annexed to this Schedule 13D.


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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            5/8/98
                                    -----------------------------
                                    (Date)

                                    /s/ David Turock
                                    -----------------------------
                                    (Signature)